LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2013	awheeler@luselaw.com

October 23, 2013

Christian Windsor

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4563

Washington, D.C.  20549

Re:                             Edgewater Bancorp, Inc.

Registration Statement on Form S-1, Filed September 12, 2013

File No. 333-191125

Response to Comment Letter Dated October 8, 2013

Dear Mr. Windsor:

On behalf of Edgewater Bancorp, Inc., (the “Company”), we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”).  Set forth below are the comments from the Staff’s comment letter dated October 8, 2013, as well as the Company’s responses to those comments.  We also enclose four (4) courtesy copies of the Prospectus included in the Amended Form S-1, marked to show changes to the document filed on September 12, 2013.

Registration Statement on Form S-1

Prospectus Cover Page

1.                                      Please described any escrow arrangement the Company has entered or intends to enter in conjunction with the mini-maxi offering.  Make corresponding revisions where necessary.

All funds received in connection with the offering will be placed into a segregated account at Edgewater Bank until completion or termination of the offering.  Please refer to the Cover Page and the section captioned “The Conversion and Offering—Procedure for Purchasing Shares—Payment for Shares,” in which this arrangement is disclosed, as well as the section captioned “Summary—How You May Purchase Shares of Stock in the Subscription Offering and the Community Offering,” which has been revised to include similar disclosure.

Prospectus Summary, page 1

Shift in Business Strategy, page 3

2.                                      We note the reference to the Company’s “unique geographical market area.” Please describe how the market area is unique, including the key economic drivers that impact the areas performance and consequently impact your financial results and risks. Make corresponding revisions to your disclosure in the Management’s Discussion and Business sections as appropriate.

Please refer to the sections captioned “Summary—Edgewater Bank—Shift in Business Strategy” and “Management’s Discussion of Financial Condition and Results of Operations—Business Strategy,” which have been revised in response to this Comment.

Purchases by Executive Officers and Directors, page 11

3.                                      Please state, if true, that the Company’s officers and directors will be subject to the same purchase limitations as other participants in the offering, including minimum and maximum subscription limitations.

Please refer to the sections captioned “Summary—Purchases by Executive Officers and Directors” and “Subscriptions by Directors and Executive Officers,” which have been revised in response to this Comment.

Delivery of Stock Certificates, page 13

4.                                      We note that stock purchasers may not be able to sell their shares until they receive their stock certificates, which may occur after the stock has begun trading. Please include this discussion as a risk factor.

Please refer to the new risk factor titled “You may not be able to sell your shares of common stock until you have received certificates, which will affect your ability to take advantage of changes in the stock price immediately following the offering,” which has been added in response to this Comment.

Taxation, page 15

5.                                      Revise this section to clarify that Luse Gorman has opined that it is more likely than not that depositors receiving subscription rights will not be taxed.

Please refer to the section captioned “Summary—Tax Consequences,” which has been revised in response to this Comment.

Risk Factors, page 17

We incurred a net loss for the six months ended June 30, 2012…, page 17

6.                                      We note that the Company could face “adverse regulatory actions” if it fails to maintain compliance with the IMCR. Please provide further detail about the effects of non-compliance with the IMCR, including a discussion of possible regulatory actions. Make corresponding revisions where necessary.

Please refer to the above-referenced risk factor, which has been revised in response to this Comment.

A significant portion of our loans are commercial real estate, multi family, construction and land and commercial and industrial loans…, page 18

7.                                      Revise this risk factor to discuss, in more detail, the composition of the non-residential loans in your portfolio. For instance, please provide a more detailed breakdown of your out of market construction loans as mentioned on page 54.

Please refer to the above-mentioned risk factor, which has been revised in response to this Comment.

How We Intend to Use the Proceeds From the Offering, page 40

8.                                      On page 22, you indicate that you intend to withdraw from your current defined benefit pension plan. You go on to indicate that the current estimate from the plan administrator is that the cost of withdrawing from the plan will be $1.65 million. Please revise this section to discuss the use of the funds from this offering in order to withdraw from the plan and the resulting impact on Edgewater Banks capital ratios.

Please refer to the section captioned “Historical and Pro Forma Regulatory Capital Compliance,” which presents the Company’s capital ratios after the increase in capital resulting from the offering at various levels.  Specifically, please refer to the section of the table captioned “Reconciliation of capital infused into Edgewater Bank,” which presents the net offering proceeds, after expenses, the proceeds to Edgewater Bank, and reductions in the proceeds for purposes of calculating the pro forma increase in capital, including the cost to withdraw from the defined benefit plan.  The Company believes that the disclosure in this table adequately discloses the effect of the withdrawal from the defined benefit plan on the pro forma capital ratios.

Management’s Discussion and Analysis…, page 51

Business Strategy, page 52

9.                                      In the first paragraph on page 53, you indicate that a third party has reviewed 47.5% of your loan portfolio. In order for investors to better understand the impact of your changes in credit evaluation, please discuss any material variances between the third party review and your internal risk ratings for the loans.

Please refer to the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy—Improve our asset quality by continuing to reduce loan delinquencies and classified loans and improving our risk profile through enhancements of our credit risk management systems and credit administration procedures,” which has been revised in response to this Comment.

10.                               Revise this section to discuss any material changes in your credit quality for newer vintage loans originated under your new underwriting procedures compared to the performance of prior loans over the same period.

Please refer to the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy—Improve our asset quality by continuing to reduce loan delinquencies and classified loans and improving our risk profile through enhancements of our credit risk management systems and credit administration procedures,” which has been revised in response to this Comment.

Net Loans, page 59

11.                               We note that, despite the Bank’s efforts to reduce its construction and land loan lending, the construction and land loan portfolio increased by 81.7% for the six months ended June 30, 2013 compared to the year ended December 31, 2012. Please reconcile this disclosure with the Company’s strategy to reduce construction and land development lending.

The Company states that its intention is to “decrease [its] reliance on . . . speculative construction and land development lending” [emphasis added].  The Company’s business strategy has been and will continue to be to reduce construction and land loans, particularly speculative and development loans originated prior to 2009, and from December 31, 2011 to

December 31, 2012, construction and land loans decreased from approximately $2.0 million to approximately $1.0 million, and from a high of $14.6 million at December 31, 2008.

However, the Company will continue to evaluate loans in all categories when the applicant is an existing customer and otherwise satisfies the Company’s underwriting criteria, particularly with respect to residential construction loans that will convert into conventional one- to four-family residential mortgage loans following the construction period.  Please refer to the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy—Increase our focus on commercial and industrial and consumer lending in our market area, while continuing to originate commercial real estate and residential construction loans on a selective basis,” which has been revised to clarify the Company’s strategy regarding select construction loans.

During the six months ended June 30, 2013, construction and land loans increased from approximately $1.0 million to approximately $1.8 million.  This increase was due to an increase in residential construction loans of approximately $861,000, offset by a decrease in commercial construction loans of approximately $42,000.  Furthermore, construction and land loans decreased by approximately $150,000 from June 30, 2013 to September 30, 2013, with commercial construction loans decreasing by approximately $182,000 during the nine month period.  Given the low overall level of construction and land loans, the origination of any loans will appear as a disproportionately large increase on a percentage basis.

Business

Market Area, page 74

12.                               Since most of your loans are secured by real-estate within your market area, please revise this section to discuss the health of the local market for real estate. In particular, please discuss the foreclosure rate and the recent trend in home values. Make conforming changes to the last risk factor on page 18 and the first risk factor on page 19.

Please refer to the section captioned “Business of Edgewater Bank—Market Area” and the above-mentioned risk factors, which have been revised in response to this Comment.

13.                               On pages 53 and 54, you discuss new business initiatives that you intend to undertake as part of your new business strategy. Please revise this section, or another appropriate section, to discuss how you determined that the local market presented opportunities to offer these new loan programs, including vehicle loans, rural development and SBA loans as well as lending to the medical community in your market area.

Please refer to the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy—Increase our focus on commercial and industrial and consumer lending in our market area, while continuing to originate commercial real estate loans on a selective basis,” which has been revised in response to this Comment.

Management, page 120

Subscription by Directors and Executive Officers, page 136

14.                               Please include columns that describe the ownership at midpoint, maximum and adjusted maximum offering ranges.

Please refer to the table in the section captioned “Subscriptions by Directors and Executive Officers,” which has been revised in response to this Comment.

Marketing and Distribution; Compensation, page 150

15.                               Please disclose any material relationship between Sterne, Agee & Leach, Inc. and the Company, other than its engagement as selling agent for this conversion.

Please refer to the section captioned “The Conversion and Offering—Marketing and Distribution; Compensation,” which describes conversion-related services that Sterne, Agee & Leach, Inc. (“Sterne”) will perform for the Company, as well as the fees that Sterne will receive as compensation for such services.  Sterne does not have any material relationship with the Company, other than as disclosed in the Prospectus.

Material Income Tax Consequences, page 158

16.                               Please state that the tax opinion of counsel is included as an exhibit.

Please refer to the last sentence of the section captioned “The Conversion and Offering—Material Income Tax Consequences,” which states that the federal tax opinion has been filed as an exhibit to the Company’s registration statement.  It is the Company’s position that no further disclosure is required.

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Please acknowledge receipt of the enclosed materials by date-stamping and returning to our courier the enclosed receipt copy of this letter.  If you have any questions regarding this letter or the enclosed, please do not hesitate to contact me at (202) 274-2013.

Sincerely,

/s/ Adam Wheeler
Adam Wheeler

Enclosures